UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
333-233233

NOTIFICATION OF LATE FILING	CUSIP NUMBER
0557MQ 206

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11 -K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 29, 2026

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BT Brands, Inc.
Full Name of Registrant

Former Name if Applicable

10501 Wayzata Blvd South, Suite 102,
Address of Principal Executive Office (Street and Number)

Minnetonka, MN 55305
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BT Brands, Inc. (the “Registrant”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2026 within the prescribed time period. During the period leading up to the filing deadline, management and counsel devoted substantial time and resources to matters relating to the Registrant’s previously disclosed proposed business combination with Aero Velocity Inc., including efforts directed toward the effectiveness of the related registration statement, the subsequent termination of the merger agreement, and the revision of the Registrant’s quarterly report to reflect the termination of the transaction and related disclosure updates. As a result, the Registrant requires additional time to complete its review of the Form 10-Q, including revisions to remove or update transaction-related disclosure, address the termination of the merger agreement and related matters, review transaction-related expenses and contingencies, and complete the related financial statement and MD&A review. The Registrant expects to file the Form 10-Q within the extension period provided by Rule 12b-25.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kenneth Brimmer	(307)	274-3055
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒       No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒       No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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BT Brands, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2026	By.	/s/ Kenneth Brimmer
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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ATTACHMENT IN RESPONSE TO PART IV, QUESTION 3:

The Registrant expects to report a significant change in results of operations for the fiscal quarter ended March 29, 2026 compared to the corresponding period of the prior fiscal year. The Registrant currently expects to report a net loss of approximately $750,000 for the fiscal quarter ended March 29, 2026, compared to a net loss of approximately $330,000 for the corresponding period of the prior fiscal year. The increase in net loss is primarily attributable to an unrealized loss on marketable securities of approximately $425,000 during the fiscal quarter ended March 29, 2026. These amounts are preliminary and remain subject to completion of the Registrant’s quarterly close and review procedures.

The Registrant also incurred transaction-related professional fees and other expenses in connection with its previously disclosed proposed business combination with Aero Velocity Inc., which was terminated after the end of the quarter.

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